UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission file number: 001-42409

Pony AI Inc.
(Exact Name of Registrant as Specified in Its Charter)

1301 Pearl Development Building
1 Mingzhu 1st Street, Hengli Town, Nansha District
Guangzhou, People’s Republic of China, 511458

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note

Change in Committees of Board of Directors

Effective upon the listing of Pony AI Inc.'s (“the Company”) Class A ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited, which is expected to occur on November 6, 2025 (the “Hong Kong Listing”), the Company's existing nominating and corporate governance committee of the board of directors (the “Board”) will be restructured and divided into two separate committees: (i) a nomination committee and (ii) a corporate governance committee. Additional changes will also be made to the composition of the Board committees.

As a result, conditional and effective upon the Hong Kong Listing, the Company will have (i) an audit committee consisting of Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed, chaired by Mr. Jackson Peter Tai; (ii) a compensation committee consisting of Dr. Mark Qiu, Dr. Jun Peng and Ms. Asmau Ahmed, chaired by Dr. Mark Qiu; (iii) a nomination committee consisting of Dr. Mark Qiu, Dr. Jun Peng and Ms. Asmau Ahmed, chaired by Dr. Mark Qiu; and (iv) a corporate governance committee consisting of Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed, chaired by Dr. Mark Qiu.

Safe Harbor Statement

This current report contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC. All information provided in this current report is as of the date of this current report, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pony AI Inc.

Date: October 28, 2025	By:	/s/ Jun Peng
Name: Dr. Jun Peng
Title: Chairman of the Board, Chief Executive Officer